January 9, 2013

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

With a copy to:

Mr. Jeremy Simons
Professional Accounting Fellow
Office of the Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Santander Holdings USA, Inc. (the “Company” or “SHUSA”)
Santander Consumer USA, Inc. (SCUSA) Transaction

Dear Ms. Hayes:
In connection with Staci Shannon’s phone call to Ken Goldman on December 19, 2012, we had committed to provide you with a written response regarding (1) the source of Mr. Dundon’s $25 million investment in Sponsor Auto Finance Holdings Series LP, (2) the source of financing related to Mr. Dundon’s 8.54% pre-SCUSA Transaction ownership interest in SCUSA, and (3) our accounting analysis related to the ownership transfer restrictions included in the Shareholders Agreement.

(1)	Mr. Dundon’s investment in Sponsor Auto Finance Holdings Series LP
As described in SHUSA’s October 5, 2012 comment letter response, Sponsor Auto Finance Holdings Series LP (the “Sponsor Entity” or “Auto Finance Holdings”), principally owned by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P., and Centerbridge Partners L.P. (collectively, the “New Investors”), contributed $1 billion for approximately 25% of SCUSA’s common shares on December 31, 2011. In connection with this investment, the New Investors requested that Mr. Dundon personally invest $25 million of his own net worth at the same valuation and on the same terms into their investment vehicle (Sponsor Entity) to provide assurance that Mr. Dundon, as CEO of SCUSA, continues to be committed to the entity’s continued success. It is a common practice amongst private equity firms to require CEOs and management to make significant parallel investments and financial commitments into their business ventures on equal terms. By investing directly into the Sponsor Entity, the New Investors sought to ensure that Mr. Dundon’s interest would be aligned with their economic interests.
Mr. Dundon, through DDFS LLC, had a pre-existing revolving credit arrangement of up to $300 million with Banco Santander S.A. (Santander) secured by Mr. Dundon’s interest in SCUSA (not secured by Mr. Dundon’s interest in the Sponsor Entity). Considering the logistical complexity of contemporaneously executing numerous funds transfers amongst numerous parties, Santander transferred Mr. Dundon’s investment in the

Ms. Suzanne Hayes
United States Securities and Exchange Commission
January 9, 2013

Sponsor Entity from Mr. Dundon’s line of credit arrangement as there was sufficient capacity in Mr. Dundon’s line. This was done solely to reduce the operational risk related to the closing and avoid adding another financial institution to the closing mechanics. Specifically, the transaction was required to close on Saturday, December 31, 2011. As a result, over 20 separate and distinct wires and other cash transfers had to be completed on Friday, December 30th, last business day of 2011, where many of the banks and custodians closed early for the New Year’s Eve holiday. In addition to early office closings, certain of the wires were ordered from Europe adding a 6 hour time difference to the closing complexity. As a result, instead of adding UBS to the closing mechanics and debiting Mr. Dundon’s UBS account, Mr. Dundon’s line of credit was debited for logistical purposes. Prior to closing, in contemplation of his investment in the Sponsor Entity, Mr. Dundon paid down his line of credit balance by $15 million out of his own personal funds, and Mr. Dundon had well in excess of $10 million in his UBS account at the closing date.
The logistical source of funding did not significantly impact our (related party) accounting conclusion for the following reasons:

•	Mr. Dundon has no control, representation or voting rights in the Sponsor Entity.

•
Mr. Dundon’s investment in the Sponsor Entity is not pledged as collateral to Banco Santander S.A. or any of its subsidiaries. While his direct investment in SCUSA is pledged as collateral to the line of credit, that doesn’t seem relevant to his additional borrowings under the line of credit to fund his $25 million in the Sponsor Entity. We have collateral value substantially in excess of all borrowings under the line of credit, and do not depend on or look to Mr. Dundon’s investment in the Sponsor Entity for recovery of advances.

•
The nature of the investment was not to provide Mr. Dundon with any control or influence over the Sponsor Entity, but instead is customary for private equity firms to ensure that Mr. Dundon as CEO of SCUSA has “skin in the game” to share the same upside and downside risk.

•
The investment and equity level was considered immaterial relative to the Sponsor Entity as a whole ($25 million / $1,000 million), and accordingly, not significant enough to warrant a related party conclusion that Mr. Dundon and the New Investors are related parties or de facto agents. The magnitude of the investment should be relevant – for example, a $1 investment with proportionate voting rights presumably would not result in a related party or de facto agent relationship between Mr. Dundon and the New Investors or between the Company and the New Investors.

•
We respectfully advise the Staff that the design, purpose and substance of the arrangement was not in any way to provide SHUSA or Santander any form of influence over the Sponsor Entity or to enter into some form of collaboration or “related party” relationship with the New Investors. While Mr. Dundon did that, we did not.

•
Finally, we considered whether the relationship between Mr. Dundon as our de facto agent and his relationship with the New Investors created on its face a related party or de facto agent relationship between SHUSA and New Investors. While the Company and Mr. Dundon are related parties, and Mr. Dundon and New Investors may be related parties by virtue of his investment, that does not make the Company and New Investors related parties or de facto agents (A and B are related parties, B and C may be related parties, but that does not make A and C related parties).

(2)	The source of financing related to Mr. Dundon’s 8.54% pre-SCUSA Transaction ownership interest in SCUSA

Ms. Suzanne Hayes
United States Securities and Exchange Commission
January 9, 2013

Mr. Dundon, an original founder and CEO of Drive Financial (subsequently re-named Santander Consumer USA), had an 11.5% ownership interest in SCUSA immediately prior to Santander’s acquisition in 2006. At the time of the 2006 acquisition, Mr. Dundon’s 11.5% equity interest was pledged as collateral for a loan from Halifax Bank of Scotland (HBOS), the previous majority owner of SCUSA. Upon the acquisition, Santander purchased all of HBOS’ interest and 1.5% of Mr. Dundon’s interest resulting in a 90% and 10% interest in SCUSA by Santander and Mr. Dundon, respectively. In addition, Santander replaced Mr. Dundon’s loan from HBOS with a loan from its NY branch secured by Mr. Dundon’s interest in SCUSA.

In connection with this transaction, several put/call options were agreed to between Santander and Mr. Dundon in which at certain dates Santander could buy or Mr. Dundon could sell his shares in installments to Santander contingent upon certain valuation formulas based on SCUSA’s subsequent earnings multiples.
Mr. Dundon exercised 2 of his puts between 2008 and 2009 for 1% and 0.5%, respectively, reducing his stake from 10% to 8.5%, and continued with his credit line meeting all covenants. There were no other ownership changes until December 31, 2011, the date of the SCUSA Transaction.

It is important to note that, while Mr. Dundon’s seat on SCUSA’s Board of Directors is independent such that he is not required to vote in-line with any other parties and he acts on behalf of his own self-interest, we considered Mr. Dundon to be a de-facto agent of SHUSA for accounting purposes in accordance with ASC 810. However, as previously discussed, SHUSA is not considered a related party or de facto agent of the New Investors.

(3)	Accounting analysis related to the ownership transfer restrictions included in the Shareholders Agreement.
A summary of the key SCUSA ownership transfer restrictions (excluding deadlock related options) for SHUSA and the New Investors follows:

•
The New Investors are able to transfer their interests in SCUSA without SHUSA’s consent from and after the date of an IPO. Also, starting on December 31, 2014, the New Investors can force an IPO by exercising their demand registration rights. From and after an IPO, SHUSA must continue to hold at least 40% of its shares in SCUSA until the earlier of December 31, 2018 and the repayment by the New Investors of their third party leverage.

•
Prior to an IPO of SCUSA, SHUSA and the New Investors are both restricted from transferring shares except SHUSA can sell down from 65% to 50%, but no more than that, whereas prior to an IPO the New Investors can sell all of their shares by exercise of their put right on any of December 31, 2015, 2016 or 2018.

•
Therefore, no later than December 31, 2014 the New Investors will be able to force an IPO to remove the transfer restrictions, and if they do not choose to do that and there has not otherwise been an IPO they will have three chances to force SHUSA to buy their shares. In contrast, SHUSA will never be able to sell below 50% at a time when the New Investors are not able to freely sell shares, unless the New Investors have already had two chances to force SHUSA to buy them out, and moreover, SHUSA is subject to restrictions the New Investors are not subject to even after there is an IPO.

•
There are various other provisions in the Shareholders Agreement that affect the ability of a shareholder to obtain liquidity, such as Co-Sale Rights in Section 2.2 (often referred to as drag along rights), Bring-Along Rights in Section 2.4 (often referred to as tag along rights), and Right of First

Ms. Suzanne Hayes
United States Securities and Exchange Commission
January 9, 2013

Offer on Transfers by SHUSA in Section 2.3. We have not described these in greater detail as we do not believe that the nuances are critical to our conclusion described below.
Assessing related-party and de facto agency relationships can play a critical role in the determination of whether the entity is a VIE and the determination of a VIE’s primary beneficiary, if any. Specifically, ASC 810-10-25-43(d) states the following:
For purposes of the Variable Interest Entities Subsections, the term related parties includes those parties identified in Topic 850 and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder. All of the following are considered to be de facto agents of a reporting entity:
d. A party that has an agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity. The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a VIE through the sale, transfer, or encumbrance of those interests. However, a de facto agency relationship does not exist if both the reporting entity and the party have right of prior approval and the rights are based on mutually agreed terms by willing, independent parties. (emphasis added).
A party is a de facto agent of an enterprise if that party has an agreement that it cannot sell, transfer or encumber its interests in an entity without the prior approval of the enterprise because the agreement constrains the party from being able to manage the economic risks or realize the economic rewards of its interests in the entity.
In assessing how the transfer restrictions described above should be considered for determining whether SHUSA and the New Investors are de facto agents under guidance above we considered the guidance in the Basis for Conclusions of SFAS 167, paragraphs A69 and A70 that state (emphasis added):
A69. Some respondents expressed concern that the guidance in paragraph 16(d)(1) of Interpretation 46(R) identifies “a party that has an agreement that it cannot sell, transfer, or encumber its interests in the entity without the prior approval of the enterprise” as a de facto agent of an enterprise even in situations in which the transfer restrictions are mutually agreed upon by willing, independent parties to preserve the strategic intent of a variable interest entity. Those respondents were troubled that many enterprises with substantive mutual transfer restrictions would be required to consolidate variable interest entities even in situations in which power is, in fact, shared in accordance with paragraph 14D of Interpretation 46(R), as amended by this Statement.

A70. In its re-deliberations, the Board considered respondents’ concern about mutual transfer restrictions and agreed that a de facto agency relationship does not exist in situations in which both the enterprise and a party or parties have the right of prior approval and the rights are based on mutually agreed-upon terms by willing, independent parties and the rights are substantive. The Board emphasized that a conclusion that a related party relationship does not exist under paragraph 16 does not obviate the need for each enterprise or party with a variable interest to determine whether it is the primary beneficiary of a variable interest entity in accordance with the requirements in paragraph 14 of Interpretation 46(R), as amended by this Statement.
As described above although the restrictions agreed to by SHUSA and the New Investors are not symmetrical, we believe that the principle introduced by the FASB above does not require them to be symmetrical. Rather,

Ms. Suzanne Hayes
United States Securities and Exchange Commission
January 9, 2013

the restrictions are substantive as each of the parties is restricted in its ability to obtain and manage all or most of the cash flows associated with its interest in an entity without prior approval, representing substantive transfer restrictions for the purpose of this analysis. We also note that the SHUSA and the New Investors are substantive willing independent parties that mutually negotiated those restrictions.
We further note that transfer restrictions such as those included in the Shareholders Agreement are common and customary in joint venture arrangements where, as in the SCUSA Transaction, both parties are mutually committed to leveraging each other’s expertise and active participation in an effort to maximize their returns on investments. As a result, the FASB provided an exception to avoid unnecessary consolidation conclusions (when control is shared) based on de facto agency relationships in these situations where both parties have the right of prior approval based on mutually agreed terms by willing, independent parties.
Based on the previously described negotiated transfer restrictions included in the Shareholders Agreement, each of SHUSA and the New Investors lack the ability to substantially realize or manage their economic interest in SCUSA prior to a SCUSA IPO. While the restrictions are not exact mirror images, they are both substantive, and are what the “willing, independent parties” negotiated and mutually agreed upon. While SHUSA can sell its interest down to 50% from 65% prior to an IPO, SHUSA does not have the ability to fully manage or obtain all or even most of its cash flows associated with its interest in SCUSA without prior approval. While the New Investors cannot sell any of their shares prior to a SCUSA IPO, they have put rights if an IPO does not take place. Accordingly, we do not consider SHUSA’s ability to sell down to 50% as substantive asymmetry as SHUSA would continue to have restrictions on a substantial economic interest. In addition, after an IPO (which the New Investors can force as early as December 31, 2014), SHUSA must continue to hold at least 40% of its shares in SCUSA until the earlier of December 31, 2018 or the repayment by the New Investors of their third party leverage, while the New Investors will have no such restrictions per the Shareholders Agreement; however, they may have restrictions related their third party loan agreement.
As a result, based on the mutual transfer restrictions actively negotiated and willingly agreed upon by both independent parties, the Company concludes that no de facto agency relationships exists between SHUSA and the New Investors. Were one to conclude that the various provisions do result in a de facto agency relationship, then presumably it would have to run “both ways,” since both parties are subject to substantive restrictions. That is, SHUSA would be a de facto agent of the New Investors, and the New Investors would be the de facto agent of SHUSA. This seems inherently contradictory – two parties could at the same time be both principals and agents of each other. The FASB seems to have been trying to eliminate this logical inconsistency in Statement No. 167, as noted in the Basis for Conclusions paragraphs quoted above – that a de facto agency relationship does not exist when the independent parties negotiate mutual restrictions.
We refer to the April 11, 2012 comment letter response provided by Banco Santander S.A. to the SEC for additional information related to the ownership transfer restrictions included in the Shareholders Agreement.
Should you require further clarification of any of the issues raised in this letter, please contact me at (617) 757-5610.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
January 9, 2013

Sincerely,

/s/ Guillermo Sabater

Guillermo Sabater
Chief Financial Officer

cc: Jorge Morán, Chief Executive Officer
Chris Pfirrman, General Counsel
Alberto Sanchez, Director
Carlos Garcia, Chief of Staff
Ken Goldman, Chief Accounting Officer
Al Wang, Director of External Reporting and Policy
Sally Buckles, Partner, Deloitte & Touche LLP
Steve Gardner, Partner, Deloitte & Touche LLP
Ignacio Perez, Partner, Deloitte & Touche LLP National Office
Doug Barton, Partner, Deloitte & Touche LLP National Office
Mark Veblen, Watchtell, Lipton, Rosen & Katz
Joel Herold, Cravath, Swaine & Moore LLP
Douglas Mandel, Federal Reserve Bank of Boston